ABPRO CORPORATION

68 Cummings Park Drive

Woburn, Massachusetts 01801

May 16, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Beverages, Apparel, and Mining

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Mr. John Reynolds

RE:	Request to Withdraw Registration Statement on Form S-1 (File No. 333-224241)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Abpro Corporation (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (“SEC”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its registration statement on Form S-1 (File No. 333-224241) together with all exhibits (the “Registration Statement”) initially filed with the SEC on April 11, 2018 and declared effective on May 10, 2018.

The Registrant is requesting to withdraw the Registration Statement because the offering contemplated by the Registration Statement has been cancelled. The Registrant confirms that no securities were sold in connection with the offering contemplated by the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the SEC in connection with the filing of the Registration Statement.

Should you have any questions regarding this request, please do not hesitate to contact counsel to the Registrant, Daniel Goldberg of Cooley LLP, at (212) 479-6722.

[Signature Page Follows]

Very truly yours, ABPRO CORPORATION

By:	/s/ Ian Chan
Name: Title:	Ian Chan Chief Executive Officer

cc:	Daniel I. Goldberg, Cooley LLP

Marianne Sarrazin, Cooley LLP

Richard Truesdell, Jr., Davis Polk & Wardwell LLP

[Company Signature Page to Acceleration Request]